UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                                Texas Micro Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.40 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  88255T-10-3
             -------------------------------------------------------
                                 (CUSIP Number)


                  Stephen F. Loughlin, Chief Financial Officer
                              RadiSys Corporation
                           5445 NE Dawson Creek Drive
                            Hillsboro, Oregon 97124
                                 (503 615-1100
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 24, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 88255T-10-3                                          Page 2 of 7 Pages


--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RadiSys Corporation
      93-0945232
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                           [   ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION All of the reporting persons are

      Oregon
--------------------------------------------------------------------------------
              7  SOLE VOTING POWER


NUMBER OF   --------------------------------------------------------------------
SHARES        8  SHARED VOTING POWER
BENEFICIALLY
OWNED BY         2,489,158**
EACH        --------------------------------------------------------------------
REPORTING     9  SOLE DISPOSITIVE POWER
PERSON
WITH        --------------------------------------------------------------------
             10  SHARED DISPOSITIVE POWER

                 2,489,158**
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,489,158**
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.0%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

     This Statement relates to shares of Common Stock, $0.40 par value ("Common Stock"), of Texas Micro Inc., a corporation organized under the laws of Delaware ("TMI"). TMI's principal executive offices are located at 5959 Corporate Drive, Houston, Texas 77036.

Item 2.   Identity and Background

     This Statement is filed by RadiSys Corporation, a corporation organized under the laws of Oregon ("RadiSys"), whose business address is 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124. RadiSys' principal business is designing and manufacturing embedded computer solutions used by original equipment manufacturers for products in the telecommunications, manufacturing automation, medical devices, transportation, gaming and retail/office automation industries. During the past five years, RadiSys has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Set forth below are the names, principal occupations and business addresses of the executive officers and directors of RadiSys. Each executive officer and director is a citizen of the United States of America, except for Jean-Claude Peterschmitt who is a citizen of France. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Executive Officers of RadiSys:

   Name                             Position with RadiSys
   ----                             ---------------------

   Dr. Glenford J. Myers            Chairman of the Board, President and
                                    Chief Executive Officer
   Stuart F. Cohen                  Vice President of Marketing
   Ronald A. Dilbeck                Vice President and General Manager,
                                    Automation Equipment Division
   Douglas D. Goodyear              Senior Vice President of Sales
   Arif Kareem                      Vice President and General Manager,
                                    Telecommunications Division
   Stephen F. Loughlin              Vice President of Finance and Administration
                                    and Chief Financial Officer
   John Sonneborn                   Vice President of Manufacturing
   Diane M. Williams                Vice President of Human Resources

   The business address of each executive officer is 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124.

                                                                          3 of 7

   Directors of RadiSys:

                                    Principal Occupation, Address of Employer
   Name                             and Business Address of Director
   ----                             -----------------------------------------

   Dr. Glenford J. Myers*           Chairman of the Board, President and Chief
                                    Executive Officer
                                    RadiSys Corporation
   James F. Dalton                  Vice President and General Counsel,
                                    Tektronix, Inc.
                                    MS: 63-862
                                    26600 SW Parkway
                                    PO Box 1000
                                    Wilsonville, OR 97070-1000
   Richard J. Faubert               President and CEO, SpeedFam Corporation
                                    305 North 54th Street
                                    Chandler, AZ 85226-2416
   C. Scott Gibson                  President, Gibson Enterprises
                                    1900 Twin Points Road
                                    Lake Oswego, OR 97034
   Dr. William W. Lattin            Executive Vice President, Synopsys, Inc.
                                    19500 NW Gibbs Drive
                                    Beaverton, OR 97006
   Jean-Pierre D. Patkay            Vice President of Worldwide Manufacturing,
                                    3Com Corp.
                                    5400 Bayfront Plaza
                                    Santa Clara, CA 95052-8145
   Jean-Claude Peterschmitt*        Retired General Manager, Vice President,
                                    Europe and Chairman of the European Board of Directors, Digital Equipment Corporation

   * Business address is 5445 NE Dawson Creek Drive, Hillsboro, OR 97124


Item 3.   Source and Amount of Funds or Other Consideration

     See Item 4 below.

Item 4.   Purpose of Transaction

     On May 24, 1999, TMI, RadiSys and Tabor Merger Corp., a Delaware corporation and wholly-owned subsidiary of RadiSys ("Tabor"), entered into an Agreement of Reorganization and Merger (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 7.6 and incorporated by reference herein. Pursuant to the terms of the Merger Agreement, Tabor would merge with and into TMI (the "Merger"), subject to certain conditions being satisfied or waived. Pursuant to the Merger Agreement, each outstanding share of TMI Common Stock, $.40 par value, would be converted into between 0.25 and 0.20 of a RadiSys common share depending on the average closing price per share of RadiSys Common Stock for the ten-day period ending two days before the date of the RadiSys and TMI special meetings. Conditions to the completion of the Merger include the receipt of regulatory approvals and approval by the shareholders of RadiSys and TMI.

     Also on May 24, 1999, RadiSys entered into Shareholder Voting Agreements (the "Shareholders Agreements") with certain shareholders of TMI ("Shareholders"), pursuant to which, in consideration of the covenants and agreements of RadiSys contained therein and in the Merger Agreement, and as an inducement to RadiSys to enter into the Merger Agreement, Shareholders agreed to vote at any meeting of TMI stockholders all of Shareholders' shares of TMI's voting securities in favor of the Merger and the approval and adoption of the Merger Agreement. The Shareholders Agreements also impose restrictions upon the transfer of the shares, options and warrants subject to the

                                                                          4 of 7

Shareholders Agreements. The Shareholders Agreements will terminate upon the earlier of (a) the completion of the Merger or (b) the termination of the Merger Agreement. Copies of the Shareholders Agreements are included as Exhibits 7.1 through 7.5 to this Schedule 13D and are specifically incorporated herein by reference.

     The foregoing summaries of the Merger Agreement and the Shareholders Agreements are qualified in their entirety by reference to the full agreements which are filed as exhibits.

     Other than the transactions contemplated by the Merger Agreement and Shareholders Agreements, RadiSys has no plans or proposals required to be disclosed in this Item 4.

Item 5.   Interest in Securities of the Issuer

     (a) - (c) By reason of the Shareholders Agreements, RadiSys may be deemed to be the beneficial owner of 2,489,158 shares (the "Shares") of TMI Common Stock. RadiSys disclaims beneficial ownership of the Shares. The Shares represent approximately 18.0% of the outstanding shares of TMI Common Stock. Except as described in this Schedule 13D, neither RadiSys nor, to the best knowledge of RadiSys, any of the persons listed in Item 2 above beneficially owns any shares of TMI Common Stock. Except as described in this Schedule 13D, neither RadiSys nor, to the best of its knowledge, any of the persons listed in
Item 2 above has effected any transactions in TMI Common Stock during the past 60 days. By virtue of the limited nature of the Shareholders Agreements, RadiSys expressly disclaims beneficial ownership of the Shares.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 4 with respect to the Merger Agreement and the Shareholders Agreements.

Item 7.   Material to be Filed as Exhibits

     The following agreements are filed as exhibits:

     7.1 Shareholder Voting Agreement dated as of May 24, 1999 between RadiSys Corporation and J. Michael Stewart.

     7.2 Shareholder Voting Agreement dated as of May 24, 1999 between RadiSys Corporation and Ronald Groen.

     7.3 Shareholder Voting Agreement dated as of May 24, 1999 between RadiSys Corporation and Kermit R. Sumrall.

     7.4 Shareholder Voting Agreement dated as of May 24, 1999 between RadiSys Corporation and Christopher M. Melson.

     7.5 Shareholder Voting Agreement dated as of May 24, 1999 between RadiSys Corporation and John C. Leonardo, Jr.

                                                                          5 of 7

     7.6 Agreement and Plan of Reorganization and Merger, dated as of May 24, 1999, among RadiSys Corporation, Texas Micro Inc. and Tabor Merger Corp. (Incorporated by reference to Appendix A to the Joint Proxy Statement/Prospectus included in RadiSys Corporation Registration Statement on Form S-4 (File No. 333-82401) filed July 7, 1999).

                                                                          6 of 7

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 1999                     RADISYS CORPORATION


                                       By: STEPHEN F. LOUGHLIN
                                           -------------------------------------
                                           Stephen F. Loughlin
                                           Vice President of Finance and
                                           Administration and Chief Financial
                                           Officer

                                                                          7 of 7

                                  EXHIBIT INDEX


   Exhibit No.                           Description
   -----------                           -----------

      7.1 Shareholder Voting Agreement dated as of May 24, 1999 between RadiSys Corporation and J. Michael Stewart.

      7.2 Shareholder Voting Agreement dated as of May 24, 1999 between RadiSys Corporation and Ronald Groen.

      7.3 Shareholder Voting Agreement dated as of May 24, 1999 between RadiSys Corporation and Kermit R. Sumrall.

      7.4 Shareholder Voting Agreement dated as of May 24, 1999 between RadiSys Corporation and Christopher M. Melson.

      7.5 Shareholder Voting Agreement dated as of May 24, 1999 between RadiSys Corporation and John C. Leonardo, Jr.

      7.6 Agreement and Plan of Reorganization and Merger, dated as of May 24, 1999, among RadiSys Corporation, Texas Micro Inc. and Tabor Merger Corp. (Incorporated by reference to Appendix A to the Joint Proxy Statement/Prospectus included in RadiSys Corporation Registration Statement on Form S-4 (File No. 333-82401) filed July 7, 1999).